UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)				(b) IRS ID No.		(c) SEC File No.
Micron Enviro Systems, Inc.				98-0202944		000-30258
1 (d) ADDRESS of ISSUER						(e) TELEPHONE
Street			City	State	Zip Code	Area Code	Numbers
Suite 460, 789 W. Pender Street			Vancouver	BC	V6C 1H2	604	646-6903
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITEIS ARE TO BE SOLD			(b) IRS ID No.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS Street, City, State, Zip Code
Negar Towfigh				Officer		Suite 460, 789 W. Pender St., Vancouver BC, V6C 1H2
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MM/DD/YY)	(g) Name of Each Securities Exchange
Common	Canaccord Capital Corp. 2200 - 609 Granville St. Vancouver BC, Canada		500,000	$15,500	37,891,166	05/22/03 to 06/12/03	OTCBB

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	05/21/03	Exercise of stock options	Micron Enviro Systems, Inc.	500,000	05/21/03	Promissory Note - note was repaid in full by June 17, 2003

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Negar Towfigh Suite 460, 789 West Pender Street Vancouver BC, V6C 1H2	Common Shares	05/22/03 05/23/03 06/03/03 06/04/03 06/10/03 06/11/03 06/12/03	100,000 66,500 110,000 75,000 30,000 20,000 91,200	$2,650 $1,828 $3,160 $2,135 $ 810 $ 540 $3,024

REMARKS:  500,000 common shares have been sold and all profits generated from the sales have been paid to Micron Enviro Systems, Inc.

June 24, 2003	/s/Negar Towfigh
DATE of NOTICE	SIGNED